Mail Stop 3720

June 5, 2007

Mr. Alan B. Catherall
Chief Financial Officer
Numerex Corp.
1600 Parkwood Circle, Suite 200
Atlanta, Georgia 30339-2119

   RE: **Numerex Corporation**
      Form 10-K for the fiscal year ended December 31, 2006
      Filed March 27, 2007
      File No. 0-22920

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director